Andrew Griffith

Chief Financial Officer
British Sky Broadcasting Group plc
Grant Way
Isleworth
Middlesex
TW7 5QD
United Kingdom
Mr Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
September 25, 2009
Re. British Sky Broadcasting Group plc
Form 20-F for the fiscal year ended June 30, 2009
Filed July 31, 2009
File No. 001-13488
Dear Mr Spirgel,
We are writing in response to your comment letter dated September 11, 2009, relating to the Annual Report of British Sky Broadcasting Group plc (the “Group”) on Form 20-F for the fiscal year ended June 30, 2009 (the “2009 Form 20-F”). For ease of reference, the numbered responses below correspond to the numbered paragraphs of the comment letter. In order to assist in your review process, we have set forth the Staff’s comments followed by our responses.
The business, its objectives and its strategy, page 5
1.	We note your disclosure of revenues by category of activity and geographic market for the last two fiscal years. Please expand your disclosure to include such information for each of the last three fiscal years. See Item 4B (2) of Form 20-F.
Response
In response to your comment, the Group proposes to expand the disclosure to include the requested information for each of its last three fiscal years in the section entitled “The business, its objectives and its strategy” of its Form 20-F for the fiscal year ending June 30, 2010 (the “2010 Form 20-F”).
The Group’s proposed disclosure for inclusion in its 2010 Form 20-F is as follows:
“Our total revenue in fiscal 2010 was £[x] million (2009: £5,359 million; 2008: £4,952 million), as set out in the table below.

	2010	2009	2008
For the year to 30 June	£m	£m	£m
Retail subscription	[x]	4,184	3,769
Wholesale subscription	[x]	206	181
Advertising	[x]	308	328
Sky Bet	[x]	48	44
Installation, hardware and service	[x]	235	276
Other	[x]	378	354
Revenue	[x]	5,359	4,952
We operate principally within the UK and Ireland, with activities conducted primarily from the UK. Our revenue principally arises from services provided to retail and wholesale customers within the UK, with the exception of £[x] million (2009: £443 million; 2008: £365 million) which arises from services provided to other countries.”

Liquidity and capital resources, page 40
2.	Please include a narrative discussion of the company’s indebtedness position and the terms of material outstanding debt arrangements. Such disclosure should address any borrowing covenants in such arrangements and a statement regarding whether you were in compliance with all your borrowing covenants for the periods presented.
Response
The Group respectfully advises the Staff that the liquidity and capital resources section of the 2009 Form 20-F included references to Notes 22 and 23 of the Group’s consolidated financial statements, which provided the information requested. The Group advises the Staff that this approach was adopted to avoid duplication of information within the 2009 Form 20-F.
Disclosure of the Group’s indebtedness position and the terms of material debt arrangements was included in Note 22, Borrowings and non-current other payables. Note 23, Derivatives and other financial instruments, discussed borrowing covenants in such arrangements and included a statement regarding compliance for all periods presented.
In future filings on Form 20-F, the Group will either provide such information directly in the liquidity and capital resources section, or will indicate that a description of the Group’s indebtedness position and the terms of material debt arrangements are set forth in the notes to the Group’s consolidated financial statements (with an indication as to the relevant notes).
Non-Executive Directors, page 60
3.	Please expand your disclosure to disclose whether any of your non-executive directors have service contracts providing for benefits upon termination of employment. See Item 6C(2) of Form 20-F.
Response
In the Group’s 2010 Form 20-F the Group will expand its disclosure to disclose whether any of the Non-Executive Directors have service contracts providing for benefits upon termination of employment.
The Group respectfully advises the Staff that, as of June 30, 2009, the letters of appointment entered into by the Non-Executive Directors of the Company, setting out their terms and duties whilst they are directors of the Company, do not provide for any benefits upon their resignation or termination from office.
Exhibits
4.	We note that you have not filed your agreements with SES Astra. Please advise us why you believe it is inappropriate not to include such contracts as exhibits to this Form 20-F. See instruction four of Instructions as to Exhibits of Form 20-F. Alternatively, please file these contracts as exhibits.
Response
The Group has reviewed your comment and is of the view that, pursuant to the Instructions as to Exhibits set forth in Form 20-F, its agreements with SES Astra fall within the scope of agreements not required to be filed as exhibits. Such determination has been made on the basis of clause (b) to Instruction 4, which provides that a contract will be considered to have been made in the ordinary course of business and is not required to be filed, unless it falls within one or more of the categories enumerated in clause (b). Each of the SES Astra transponder contracts to which the Group is a party is an “ordinary course” agreement, insofar as it ordinarily accompanies the DTH broadcasting business the Group and its subsidiaries conduct. Moreover, the Group believes that none of its SES Astra contracts falls within any of the exceptions enumerated in clause (b). Since it commenced its operations as a broadcaster, BSkyB has contracted for transponder rights pursuant to a number of transponder contracts with SES Astra and other satellite operators. These contracts have been entered into, amended, extended and terminated from time to time. Also, as the Group states in its Form 20-F, in addition to its transponder contracts with SES Astra, the Group has entered into an agreement with Arqiva for capacity on four transponders on the Eurobird satellite, which is owned and operated by Eutelsat. The Group therefore believes that the terms and provisions of any particular transponder agreement, beyond what is described in the text of the Form 20-F, are not material to investors.
Directors’ Report — Review of the Business
Principal Risks and Uncertainties, page 24
5.	It is unclear from your disclosure whether there is any possibility of an outflow of economic benefit as a result of the Ofcom’s third consultation document in relation to its ongoing investigation into the UK pay TV industry. As appropriate, please disclose the information required under paragraph 86 of IAS 37.
Response
The Group respectfully advises the Staff that the third consultation document (a summary of which is set out in the Risk Factor to which this question relates) is part of an ongoing consultation on the Pay TV industry by Ofcom. The Group submitted a response to the third consultation document on 18 September 2009 in which the Group challenges Ofcom’s proposals on a number of grounds. Ofcom has indicated that it will consider all responses to the third consultation document (including the Group’s) before making decisions on whether to intervene under its sectoral powers and whether to issue a consultation on a reference to the Competition Commission. At this stage, it is not possible to say with any certainty what action Ofcom might ultimately take and as a result what impact any such action might have on the Group. In any event, the Group is of the opinion that the consultation on the Pay TV industry by Ofcom will not result in an outflow of economic benefit and therefore does not give rise to a contingent liability for the purposes of paragraph 86 of IAS 37. The Group will review the status of the consultation prior to the filing of its 2010 Form 20-F and reflect any further developments as appropriate.
Directors’ Report — Financial Review
Trends and Other Information, page 43
6.	Tell us and disclose the nature of the performance- related targets set forth in the new agreement with Virgin Media and the potential for additional capped payments.
Response
The Group respectfully advises the Staff that the Agreement for the distribution of the Sky Basic Channels by means of the Virgin Media cable platform contains a performance-related bonus mechanism based on the number of High Performing Programmes broadcast on the Sky Basic pay television channels in any contract year.
Although there are various anti-avoidance exceptions, a High Performing Programme is defined for the purposes of this performance-related bonus mechanism as a single programme (other than certain excluded programme types) or an episode of a series with a running time of more than twenty (20) minutes which achieves a particular consolidated average audience figure (as measured by BARB).
The performance-related bonus mechanism then operates such that Virgin Media will pay the Group specific amounts for each High Performing Programme above a stated minimum annual threshold subject to certain agreed maximum amounts; such maximum amounts being £6 million and £7 million in years one and two of the term, respectively, and £7.9 million in the final seven months of the term.
As there can be no assurance that the performance base case will be met or the extent to which it might be exceeded, we believe that disclosure of the potential payments may be misleading to investors without significant qualification, and that the effect of such qualification would be to render the statement qualified of little value. As such, the Group does not believe it would be helpful to investors to disclose the means by which the performance-related bonus mechanism operates or the level of potential additional capped payments in its 2010 Form 20-F.
Critical Accounting Policies — Programming Inventory, page 45
7.	Citing your basis in the accounting literature, please disclose your basis for determining the value associated with each broadcast.
Response
The Group respectfully advises the Staff that in the absence of an IFRS that specifically applies to the valuation and amortisation of programming inventory, the Group considered the guidance in Statement of Financial Accounting Standard No. 63, Financial Reporting by Broadcasters (“Statement 63”), in particular paragraphs 5 and 6.
In the 2010 Form 20-F, the Group proposes to enhance the disclosure in the Programming inventory section of Note 1, Accounting policies, Critical accounting policies and the use of judgement, as follows (substantive revisions against the disclosure in the 2009 Form 20-F are underlined):
“The Group has several main types of programming inventory: Sports, News, Movies and General entertainment, as detailed in Note 1, Accounting policies (g)(i).
The cost of acquired Sport and News rights is recognised in the income statement on first broadcast or, where Sports rights are for multiple seasons or competitions, Sports rights are amortised on a straight-line basis across the season or competition. Acquired movie rights are amortised on a straight-line basis over the period of the transmission rights. These treatments best represent our estimate of the benefits received from the acquired rights.
The key area of accounting for programming inventory requiring judgment is the assessment of the appropriate profile over which to amortise general entertainment programming. This assessment requires the Group to form an expectation of the number of times a programme will be broadcast, and the relative value associated with each broadcast.
In order to perform this assessment, the Group considers the following factors:
•	The period over which the programme is expected to be shown on the Group’s channels. This is usually based on a combination of the actual period specified in the contract for the programme rights, and the initial expectation of when repeat broadcasts will be scheduled.

•	The alternative programming available to the Group for scheduling within this period. This consideration provides the most appropriate information in order to estimate how frequently individual programmes will be shown during the period in which the Group holds their Broadcast rights.

•	The potential benefits associated with scheduling programming. Certain high-profile or high-quality programming titles have additional value to the Group, as they attract new customers and encourage retention of existing customers. As such, these programmes are able to retain more value throughout their broadcast runs than would be indicated when considering the expected viewing numbers alone.

•	Expectations as to the number of viewers a programme is likely to achieve for each individual broadcast over the contractual broadcast period. The number of viewers per broadcast directly influences advertising revenue for channels, although this consideration is partly influenced by the Group’s assessment of the potential impact of the publicly available information on its competitors’ scheduling intentions against planned broadcasts.

12. Goodwill, page 82
8.	Tell us and disclose the factors you considered in deriving the pre-tax discount rate of 8.3% that was used to discount projected cash flows of cash generating units.
Response
The Group respectfully advises the Staff that in deriving the pre-tax discount rate, the Group considered IAS 36, Impairment of Assets, Paragraphs 55-57, Appendix 1: paragraphs A15-A21, and Basis for conclusions: BCZ52- BCZ55.
In response to the Staff’s comments, the Group intends to supplement the disclosure of the pre-tax discount rate in the 2010 Form 20-F by adding greater clarity related to the factors considered, as follows:
“In determining the applicable discount rate, management applied judgement in respect of several factors, which included, inter alia: assessing the risk attached to future cash flows and making reference to the capital asset pricing model (the “CAPM”). Management gave consideration to the selection of appropriate inputs to the CAPM, which included the risk free rate, the equity risk premium and a measure of systematic risk. Management also considers capital structure and an appropriate cost of debt in arriving at the discount rate.”
25. Reconciliation of shareholders’ (deficit) equity — Other reserves, page 101
9.	Please provide a description of the nature and purpose of the merger reserve. Refer to paragraph 79 (b) of IAS 1.
Response
In response to your comment, the Group proposes to provide a description of the nature and purpose of the merger reserve in the 2010 consolidated financial statements, along the following lines:
“The merger reserve represents amounts deducted from equity of £[x] million (2009: £222 million). The merger reserve was created as a result of the purchase by the Group of interests in two entities. Sports Internet Group (“SIG”) was purchased on 12 July 2000, where consideration was paid by the issue of equity shares in the Group. British Interactive Broadcasting (“BiB”) was purchased between 28 June 2001 and 11 November 2002, where consideration was paid by the issue of equity shares in the Group.
The merger reserve was created in accordance with the merger relief provisions under section 131 of the Companies Act 1985 (as amended) and section 612 of the Companies Act 2006 relating to accounting for business combinations involving the issue of shares at a premium. Merger relief provided relief from the requirement to create a share premium account in a parent company’s balance sheet. In preparing consolidated financial statements, the amount by which the fair value of the shares issued exceeded their nominal value was recorded within a merger reserve on consolidation, rather than in a share premium account. This merger reserve was retained upon transition to IFRS, as allowed under UK law.”
27. Contracted commitments, contingencies and guarantees — (c) Contingent liabilities and guarantees, page 102
10.	Tell us the nature of the potential remedies available under the Community Customs Code that led you to conclude that no outflow of economic benefit would be required to discharge the obligation that may arise if an assessment is made for import duty relating to imports prior to May 7, 2008. Refer to paragraph 89 of IAS 37.
Response
The Group respectfully advises the Staff that, by way of clarification, the term “remedies” on page 102 referred to the two processes for resolving this issue identified in paragraph three of Note 27(c).

In reaching the conclusion that no outflow of economic benefit would be required to discharge the obligation that may arise if an assessment is made for import duty relating to imports prior to May 7, 2008, both processes were considered and we have set out further detail of these processes below for your understanding:
•	A request to HM Revenue & Customs (“HMRC”) for the assessment of retrospective duty to be dealt with under Article 239 of Council Regulation (EEC) No. 2913/92, which provides for the remission or repayment of import duty levied by a national taxing authority. The first step in this process is for the national taxing authority to determine whether the criteria for remission are satisfied and whether they will make a submission on the importer’s behalf to the European Commission. In our case, HMRC accept that the circumstances are exceptional and have indicated that they will forward our case to the European Commission with the recommendation that the debt be remitted. We are confident that the extremely unusual circumstances surrounding the classification of interactive set-top boxes with a recording device will result in a successful remission of the duty by the relevant European Commission committee.

•	On 6th July 2009 the First-Tier Tribunal (Tax Chamber) agreed that certain questions relevant to the appeal made by the Group against a Binding Tariff Information ruling made by HMRC in respect of the customs classification of interactive set-top boxes should be referred to the European Court of Justice (“ECJ”) pursuant to Art 234 of the EC Treaty. The reference to the ECJ was supported by HMRC and the text of referred questions agreed by the Group and HMRC. It is expected that the ECJ will issue a ruling within the next 12 months.
At present the Group considers that the matter will be determined in its favour under either or both the legal and remission processes referred to above such that it is not probable that an economic outflow will arise.
The Group believes the current disclosure complies with the requirements of IAS 37 for contingent liabilities given the facts and the circumstances at the time of reporting; however, it will revisit the extent of the related disclosures in the 2010 Form 20-F, in the light of any new information between now and then and the facts and circumstances at that time.
We confirm that the Group is responsible for the adequacy and accuracy of the disclosures in its filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the Group may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
On behalf of British Sky Broadcasting Group plc, we thank you for your consideration of our responses. Please let us know if you have any further comments or require any further information or clarification.
Sincerely,
Andrew Griffith
Chief Financial Officer